.
                                                                               .
                                                                               .
                                                                               .
                                                                               .

                                                  [Translation]

                                                                                                  October 30, 2009
To Whom It May Concern:
                                                            Company Name: Toyota Auto Body Co., Ltd.
                                                            Name and Title of Representative:
                                                              Toshio Mizushima, President
                                                            (Code Number: 7221
                                                               The first sections of the Tokyo Stock Exchange
                                                                and the Nagoya Stock Exchange)
                                                            Name and Title of Contact Person:
                                                              Yasushi Fukaya, General Manager, Accounting Division
                                                            Telephone Number: 0566-36-7522
                                                            (The Parent Company of Toyota Auto Body Co., Ltd.)
                                                            Company Name: Toyota Motor Corporation
                                                            Name and Title of Representative:
                                                              Akio Toyoda, President
                                                            (Code Number: 7203
                                                                  Securities exchanges throughout Japan)

               Notice Concerning Amendments to the Forecasts for FY2010
               --------------------------------------------------------

Based on our recent business results, we, Toyota Auto Body Co., Ltd. (the "Company"), hereby amend, as below, our financial forecasts, announced on July 31, 2009. The Company also announces the difference between our semi-annual financial forecasts for FY2010 and our actual financial results for the same period.

1. Amendments to the forecasts

                                                                                                    (million yen)
(1) Amendments to the forecasts of consolidated financial results for FY2010
   (from April 1, 2009 to March 31, 2010)

----------------------------------------- ------------- -------------- ------------- -------------- --------------
                                              Net          Operating      Ordinary        Net         Net income
                                            revenues        income         income        income        per share
----------------------------------------- ------------- -------------- ------------- -------------- --------------

Previous forecasts (A)                       1,250,000         -4,000        -5,000         -3,000      -25.71yen
----------------------------------------- ------------- -------------- ------------- -------------- --------------

New forecasts (B)                            1,400,000          7,000         7,000          4,000       34.36yen
----------------------------------------- ------------- -------------- ------------- -------------- --------------

Amount changed (B - A)                         150,000         11,000        12,000          7,000              -
----------------------------------------- ------------- -------------- ------------- -------------- --------------

% of change                                       12.0              -             -              -              -
----------------------------------------- ------------- -------------- ------------- -------------- --------------
(Reference)
Actual results for FY2009                    1,651,253            624          -525         -1,092       -9.36yen
----------------------------------------- ------------- -------------- ------------- -------------- --------------

(2) Amendments to the forecasts of unconsolidated financial results for FY2010 (from April 1, 2009 to March 31, 2010)

----------------------------------------- ------------- -------------- ------------- -------------- --------------
                                              Net          Operating      Ordinary        Net         Net income
                                            revenues        income         income        income        per share
----------------------------------------- ------------- -------------- ------------- -------------- --------------

Previous forecasts (A)                       1,200,000         -3,500        -3,000         -1,800      -15.43yen
----------------------------------------- ------------- -------------- ------------- -------------- --------------

New forecasts (B)                            1,340,000          4,500         5,000          3,000       25.77yen
----------------------------------------- ------------- -------------- ------------- -------------- --------------

Amount changed (B - A)                         140,000          8,000         8,000          4,800              -
----------------------------------------- ------------- -------------- ------------- -------------- --------------

% of change                                       11.7              -             -              -              -
----------------------------------------- ------------- -------------- ------------- -------------- --------------
(Reference)
Actual results for FY2009                    1,581,128            243         1,405            935        8.01yen
----------------------------------------- ------------- -------------- ------------- -------------- --------------

2. Reasons for the amendments
     With respect to both the consolidated and unconsolidated financial results for FY 2010, the net revenues, operating income, ordinary income and net income are expected to exceed the previously announced figures, due to increase in vehicle sales and company-wide profitability improvement efforts.

    [Note]

          The forecasts stated above are based upon information that is currently in the Company's possession. The forecasts stated above are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance, achievements or financial position to be materially different from the forecasts expressed or implied in this notice.



3. Difference between the forecasts and the semi-annual actual financial results for FY2010
                                                                                                    (million yen)
(1) Difference between the forecasts and the semi-annual actual consolidated financial results for FY 2010
    (from April 1, 2009 to September 30, 2009)
----------------------------------------- ------------- -------------- ------------- -------------- --------------
                                              Net          Operating      Ordinary        Net         Net income
                                            revenues        income         income        income        per share
----------------------------------------- ------------- -------------- ------------- -------------- --------------

Previous forecasts (A)                         620,000         -8,000        -9,000         -5,000      -42.86yen
----------------------------------------- ------------- -------------- ------------- -------------- --------------

Actual results (B)                             653,571         -1,483        -1,517           -772       -6.62yen
----------------------------------------- ------------- -------------- ------------- -------------- --------------

Difference (B - A)                              33,571          6,517         7,483          4,228              -
----------------------------------------- ------------- -------------- ------------- -------------- --------------

Difference (%)                                     5.4              -             -              -              -
----------------------------------------- ------------- -------------- ------------- -------------- --------------
(Reference)
Actual results of the corresponding
period of the preceding year                   926,891          9,724        10,643          5,726       48.98yen
(First half of FY2009)
----------------------------------------- ------------- -------------- ------------- -------------- --------------

(2) Difference between the forecasts and the semi-annual actual unconsolidated financial results for FY 2010
    (from April 1, 2009 to September 30, 2009)

----------------------------------------- ------------- -------------- ------------- -------------- --------------
                                              Net          Operating      Ordinary        Net         Net income
                                            revenues        income         income        income        per share
----------------------------------------- ------------- -------------- ------------- -------------- --------------

Previous forecasts (A)                         600,000         -8,000        -8,000         -4,800      -41.14yen
----------------------------------------- ------------- -------------- ------------- -------------- --------------

Actual results (B)                             623,671         -2,435        -2,231         -1,321      -11.34yen
----------------------------------------- ------------- -------------- ------------- -------------- --------------

Difference (B - A)                              23,671          5,565         5,769          3,479              -
----------------------------------------- ------------- -------------- ------------- -------------- --------------

Difference (%)                                     3.9              -             -              -              -
----------------------------------------- ------------- -------------- ------------- -------------- --------------
(Reference)
Actual results of the corresponding
period of the preceding year                   884,477          7,960         9,176          5,043       43.14yen
(First half of FY2009)
----------------------------------------- ------------- -------------- ------------- -------------- --------------

4. Reasons for the difference
     Reasons for the difference are the same as the reasons mentioned in "2. Reasons for the amendments" above.